SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549
                 -------------------------------

                              FORM 8-A/A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(B) OR (G) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


                      EL PASO NATURAL GAS COMPANY
      -----------------------------------------------------
     (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




      DELAWARE                            74-0608280
-----------------------             ----------------------
(STATE OF INCORPORATION                (I.R.S. EMPLOYER
OR ORGANIZATION)                      IDENTIFICATION NO.)


1001 LOUISIANA STREET                        77002
HOUSTON, TEXAS                      ----------------------
-----------------------                   (ZIP CODE)
(ADDRESS OF PRINCIPLE
EXECUTIVE OFFICES)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


TITLE OF EACH CLASS TO               NAME OF EACH EXCHANGE ON
   BE SO REGISTERED              WHICH CLASS IS TO BE REGISTERED
-----------------------          -------------------------------

PREFERRED STOCK                     NEW YORK STOCK EXCHANGE
PURCHASE RIGHTS



     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box. [ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

  Securities to be registered pursuant to Section 12(g) of the Act:

                                 None

          This Amendment on Form 8-A/A is filed to supplement and amend the information set forth in the Registration Statement on Form 8-A filed by El Paso Natural Gas Company, a Delaware corporation ("El Paso" or the "Company"), on July 7, 1992 (the "Registration Statement"). All capitalized terms not defined herein have the meanings ascribed to such term in the Rights Agreement (as defined herein).

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          On July 18, 1997, the Board of Directors of El Paso approved the amended and restated Shareholder Rights Agreement, dated as of July 23, 1997 (as amended, the "Shareholder Rights Agreement"), between El Paso and The First National Bank of Boston, as Rights Agent (the "Rights Agent"). The Shareholder Rights Agreement, among other things, increased the exercise price of the Rights from $75.00 to $150.00.

          Currently, the Rights are attached to all Common Stock certificates representing shares presently outstanding and the Rights will be attached to any new Common Stock certificates representing shares then outstanding. No separate Right certificates will be distributed. Until the earlier to occur of (i) a public announcement that, without the prior consent of the Company, a person or group of affiliated or associated persons has acquired, or obtained the right to acquire beneficial ownership of securities having 15% or more of the voting power of all outstanding voting securities of the Company (an "Acquiring Person") or (ii) ten days following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer the consummation of which would result in any person or group and related persons becoming an Acquiring Person or (iii) twenty business days prior to the date on which a Transaction (as defined in the Shareholder Rights Agreement) is reasonably expected to become effective or be consummated, without the prior consent of the Company (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with the Summary of Rights attached as Exhibit C to the Rights Agreement. The Shareholder Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Shareholder Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date (with or without the Summary of Rights attached (annexed hereto as Exhibit C to Exhibit 1)) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) July 7, 2002, (ii) the date of consummation of a merger transaction with a person or group who acquired Common Stock pursuant to a Permitted Offer (as defined below) and who is offering the same price per share and form of consideration paid in the Permitted Offer, (iii) the time at which the Rights are exchanged pursuant to the Shareholder Rights Agreement or
(iv) the date of redemption by the Company as described below.

          The Purchase Price payable, and the number of one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings and dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

          In the event that, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or, if a Transaction is proposed, the Distribution Date, (i) the Company is involved in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power and, in connection with such merger, all or part of the Common Shares shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or (ii) 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), in either case with or to an Interested Stockholder or any other person in which such Interested Stockholder has an interest or any person acting on behalf of or in concert with such Interested Stockholder, or, if in such transaction all holders of Common Stock are not offered the same consideration, any other person, proper provision shall be made so that following the Distribution Date each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right"). In the event that the Company is the surviving corporation in a merger and the Common Stock is not changed or exchanged, or in the event that a person becomes the beneficial owner of securities having 15% or more of the voting power of all then outstanding voting securities of the Company (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Company to be both adequate and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), proper provision shall be made so that each holder of a Right will for a 60-day period thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right, to the extent available, and then (after all authorized and unreserved shares of Common Stock have been issued) a common stock equivalent (such as the Preferred Stock or another equity security with at least the same economic value as the Common Stock or common stock equivalent) having a market value of two times the exercise price of the Right, with Common Stock to the extent available being issued first (such right being called the "Subscription Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right, any Rights that are or were at any time owned by an Interested Stockholder engaging in any of such transactions or receiving the benefits thereof on or after the time the Interested Stockholder becomes such shall become void insofar as they relate to the Subscription Right or the Merger Right.

          With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-hundredths of a share of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

          At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price (i) provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are offered the same consideration but not involving a Transaction Person (as defined below), (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as no person beneficially owns securities representing 15% or more of the voting power of the Company's voting securities or (iii) if the Acquiring Person reduces his ownership below 5% in transactions not involving the Company. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after 10 business days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Common Stock, but in no event less than $25 (the equivalent of $.25 per common share). In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of 100 times $75 or 100 times the payment made per each share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          In the event that a majority of the Board of Directors of the Company is comprised of persons elected at a meeting of stockholders who were not nominated by the Board of Directors in office immediately prior to such meeting (including successors of such persons elected to the Board of Directors), then for 365 days following such meeting, the Shareholder Rights Agreement may not be amended and the Rights may not be redeemed if such amendment or redemption, as the case may be, is reasonably likely to facilitate a combination or sale of assets or earning power (a "Transaction") with an Acquiring Person or affiliate or associate thereof who has directly or indirectly proposed or nominated a member of the Board who is in office at the time the Transaction is being considered (a "Transaction Person"). The Shareholder Rights Agreement may not be amended and the Rights may not be redeemed thereafter if during such 365 day period the Company enters into any agreement reasonably likely to facilitate a Transaction with a Transaction Person and the amendment or redemption, as the case may be, is reasonably likely to facilitate a Transaction with a Transaction Person.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on (i) the Rights being redeemed, (ii) a substantial number of Rights being acquired or
(iii) the offer being deemed a "Permitted Offer" under the Rights Agreement. However, the Rights should not interfere with any merger or other business combination in connection with a Permitted Offer or that is approved by the Company because the Rights are redeemable under certain circumstances.


Item 2.  Exhibits.

Exhibit No.         Description
-----------         -----------

    1 Amended and Restated Shareholder Rights Agreement, dated as of July 23, 1997 between El Paso Natural Gas Company and The First National Bank of Boston, as Rights Agent.


                               SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                   EL PASO NATURAL GAS COMPANY



                                   By: /s/ H. Brent Austin
                                       ---------------------------------
                                       Name:  H. Brent Austin
                                       Title: Executive Vice President
                                              and Chief Financial Officer



Date:  August 13, 1997


                             EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------

    1 Amended and Restated Shareholder Rights Agreement, dated as of July 23, 1997 between El Paso Natural Gas Company and The First National Bank of Boston, as Rights Agent.